HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                               September 27, 2011


Ajay Koduri
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   DNA Brands, Inc.
            Registration Statement on Form S-1
            File No. 333-176001

     This office represents DNA Brands, Inc. Amendment No. 1 to the Company's Registration Statement on Form S-1 has been filed with the Commission. The following are the Company's responses to the staff's comments received by letter dated August 26, 2011.

Comment #
---------

1. The 31,250,000 shares have been distributed to shareholders of DNA Beverage Corporation. The shares are restricted from further transfer until December 31, 2011. The exemption provided by Section 4 (1) of the Securities Act of 1933 was relied upon in connection with the distribution.

      With respect to Staff Legal Bulletin No. 4, the Company wanted to register the distribution but Larry would not allow it.

      With respect to Compliance Disclosure & Interpretation 612.15, we have addressed this matter in our letter to you dated May 26, 2011. However, more importantly, CDI 612.15 suffers from a fatal flaw.

      One of the first principles a student learns in law school is there are the facts and there is the law. You apply the facts to the law, or vice versa, and arrive at a legal conclusion. CDI 612.15 discusses the facts in the first paragraph and some sort of legal conclusion in the second paragraph. However what is missing is the law which is relied upon to reach the conclusion. CDI 612.15 cites no statute or case law in support of its position. In this regard, we do not consider staff interpretations or the "Worm letter" to be sufficient legal authority which would support the conclusion stated in the second paragraph of CDI 612.15

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    /s/ William Hart

                                    William T. Hart